NORTHQUEST CAPITAL FUND, INC.

16 Rimwood Lane

Colts Neck, NJ 07722

800-698-5261

November 18, 2004

Mr. Dominic Minore

Securities and Exchange Commission

Washington D.C. 20549

RE: Adjustment of Fund's Annual Operating Expense Ratio

Dear Mr. Minore:

The Fund has taken corrective action to adjust its annual operating expense ratio to 1.38%. On November 8, 2004, the Securities and Exchange Commission ("SEC") staff informed the Fund that the its current annual expense ratio was higher than the 1.38% annual rate stated in the Fund's latest prospectus. The Fund has assessed the situation and taken the following action:

  Reviewed all shareholder transactions in 2004 and calculated a reimbursement amount that the Fund's Investment Adviser must pay the Fund to adjust the Fund's annual operating expense ratio to 1.38%. On 11/10/04, Fund restated its NAV, which brought the Fund under the 1.38% cap. The Fund's Investment Adviser will reimburse the Fund $4,545. (A report titled "Expense Cap Recalculation 1.38% recalculated the Fund's daily NAV with an expense cap of 1.38% from 1/02/04 to 11/8/04, which resulted in total expenses of $20,692 as of 11/08/04. Another report titled "Expense Comparison Report" compares the Fund's actual total expenses to the total expenses per 1.38% cap, which resulted in actual total expenses exceeding the 1.38% total expense cap by $4545. These reports are available from the Fund upon request.)
  Reviewed the effect of the Fund's net asset value due to the aforementioned reimbursement. The change to NAV was $.01 to $.03 per share thus the change was material but at all times it was less than half of one percent of the NAV thus shareholder accounts did not have to be adjusted. During the effected period the Fund experienced net subscriptions and the correct NAV was higher thus the Fund experienced a net loss of $15.94, which the Fund's Investment Adviser reimbursed the Fund on 11/15/04. (A report titled "NAV Error-Expense Reimbursement" for 'Subscriptions 2004' and for 'Redemptions 2004' shows a Fund gain of $108.89 from 2004 redemptions after corrected NAV and a Fund loss of $124.83 for subscriptions after corrected NAV, which resulted in a net loss of $15.94. This report is available from the Fund upon request)

On 5/10/04 there was a purchase of Fund shares, but the NAV ($11.01) on this date was not listed on the Subscriptions 2004 report because there was no change to the NAV. This purchase (5/10/04) and those purchases listed on the Subscriptions 2004 Report reflect all purchases into the Fund since 01/01/04.

On 11/11/04 there was a redemption of Fund shares but there was no gain to the Fund because the Fund's NAV had been restated on 11/10/04, which brought the Fund expenses within the 1.38% expense ratio cap. The Fund reviewed all redemptions that occurred since 01/01/04 and found only one account that had made a purchase of Fund shares. This purchase was on 5/10/04, which included 4.5413 shares that were redeemed on 8/30/04 along with other shares bought prior to 01/01/04 for a total of 95.119 shares redeemed on 8/30/04. The previous paragraph explained that the purchase made on 5/10/04 had no change to the Fund's NAV ($11.01).

The Fund's NAV for 11/16/04 was $11.73.

The Fund's Investment Adviser will bare all expenses with regard to the Fund's Rescission Offering.

The Fund and its Investment Adviser believe that they have taken the appropriate actions to comply with the comments of the SEC staff as per this matter.

In closing, the Fund thanks the SEC staff for their hard work and dedication in helping the Fund comply with the Investment Company Act of 1940.

Sincerely,

By: /s/ Peter J. Lencki

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Peter J. Lencki

President